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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

December 22, 2011

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A

ONcore Premier II Individual Variable Annuity

Post-Effective Amendment No. 4

File Nos. 811-09178 & 333-164070

Dear Ms. Roberts:

This letter further responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on October 11, 2011. Registrant filed the Post-Effective Amendment with the Commission on August 26, 2011 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) contemporaneously with thirteen other post-effective amendments (collectively, along with the Post-Effective Amendment, the “filings”). Registrant previously filed a response letter on October 21, 2011.

Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, our responses are applicable to each such filing:

Product filing	40 Act File No.	33 Act File No.
ONcore Premier, Post-Effective Amendment No. 42	811-01978	333-43515
ONcore Value, Post-Effective Amendment No. 45	811-01978	333-43513
ONcore Xtra, Post-Effective Amendment No. 36	811-01978	333-86603
ONcore Wrap, Post-Effective Amendment No. 16	811-01978	333-134982
ONcore Flex, Post-Effective Amendment No. 39	811-01978	333-43511
ONcore Lite, Post-Effective Amendment No. 33	811-01978	333-52006
ONcore Ultra, Post-Effective Amendment No. 15	811-01978	333-134288
ONcore Lite II, Post-Effective Amendment No. 11	811-01978	333-156430
ONcore Ultra II, Post-Effective Amendment No. 11	811-01978	333-156432

Ms. Roberts

December 22, 2011

ONcore Lite III, Post-Effective Amendment No. 4	811-01978	333-164075
ONcore Flex II, Post-Effective Amendment No. 4	811-01978	333-164069
ONcore Xtra II, Post-Effective Amendment No. 4	811-01978	333-164073
ONcore Premier WF, Post-Effective Amendment No. 1	811-01978	333-171785

In its letter dated October 21, 2011, Registrant included an updated summary chart of Optional Death Benefit Riders as Appendix A in response to Staff comment 3. Registrant has since decided that it will not be increasing the fee on the Premium Protection and Premium Protection Plus death benefit riders. The summary chart of Optional Death Benefit Riders in the supplement, therefore, has been updated as indicated in Appendix A.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Senior Associate Counsel

Ms. Roberts

December 22, 2011

APPENDIX A

The following replaces the summaries of the Premium Protection (Single Life), Premium Protection (Joint Lives), Premium Protection Plus (Single Life) and Premium Protection Plus (Joint Lives) in the “Summary “of death benefit riders in the section “Optional Death Benefit Riders” in the prospectus.

Premium Protection (Single Life)

•   Guarantees a death benefit equal to your purchase payments, adjusted for withdrawals.

•   Adjusted dollar for dollar on annual withdrawals that do not exceed the allowable withdrawals under the GLWB (2011), GLWB (2012) or GLWB Plus.

•   Reduced by the greater of the excess dollar amount of the withdrawal or the pro rata reduction for any withdrawals that are excess withdrawals under the GLWB (2011), GLWB (2012) or GLWB Plus.

•   Continues if Contract Value is reduced to zero.

•   Cannot purchase once the annuitant is 76.

•   Sold only in conjunction with GLWB (2011), GLWB (2012) or GLWB Plus.

		Those who want to ensure, through the GLWB (2011), GLWB (2012) or GLWB Plus and this rider, the return of their original principal.	For issues ages through 70: 0.10% (maximum and current) For issue ages 71-75: 0.25% (maximum and current)

Premium Protection (Joint Lives)	• Like Premium Protection except for the following: ¡ Sold only in conjunction with Joint GLWB (2011), Joint GLWB (2012) or Joint GLWB Plus.	Those who want to ensure, through the Joint GLWB (2011), Joint GLWB (2012) or Joint GLWB Plus and this rider, the return of their original principal.	For issues ages through 70: 0.10% (maximum and current) For issue ages 71-75: 0.25% (maximum and current)

Ms. Roberts

December 22, 2011

Premium Protection Plus (Single Life)

•   Guarantees a death benefit equal to your purchase payments, adjusted for withdrawals.

•   Not reduced for annual withdrawals that do not exceed the allowable withdrawals under the GLWB (2011), GLWB (2012) or GLWB Plus until the contract anniversary after the annuitant is 85; reduced dollar for dollar thereafter.

•   Reduced by the greater of the excess dollar amount of the withdrawal or the pro rata reduction for any withdrawals that are excess withdrawals under the GLWB (2011), GLWB (2012) or GLWB Plus.

•   Steps up to Contract Value, if higher, on the seventh contract anniversary.

•   Cannot purchase once the annuitant is 71.

•   Sold only in conjunction with GLWB (2011), GLWB (2012) or GLWB Plus.

		Those who are planning to make use of their money during their lifetime and want to leave the original principal to their heirs.	0.90% (maximum) 0.45% (current)

Premium Protection Plus (Joint Lives)	• Like Premium Protection Plus except for the following: ¡ Sold only in conjunction with Joint GLWB (2011), Joint GLWB (2012) or Joint GLWB Plus.	Those who are planning to make use of their money during their lifetime and want to leave the original principal to their heirs.	0.90% (maximum) 0.45% (current)